SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                         Travis Boats & Motors, Inc.
                               (Name of Issuer)

                         Common Stock, Par Value $.01
                        (Title of Class of Securities)

                                 894363100
                               (CUSIP Number)

                                Ronald Juvonen
                          Downtown Associates, L.L.C.
                           920 East Baltimore Pike
                      Kennett Square, Pennsylvania 19348
                                (610) 388-5920
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                              September 9, 1997
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 894363100                                        Page 2 of 22 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Downtown Associates, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        120,000

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     120,000

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    120,000

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     2.9%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No.  894363100                                        Page 3 of 22 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Downtown Associates III, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        75,000

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     75,000

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     75,000

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     1.8%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No.  894363100                                        Page 4 of 22 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Downtown Associates, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        75,000

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     75,000

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     75,000

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     1.8%

     14        TYPE OF REPORTING PERSON*
                    OO

SCHEDULE 13D

CUSIP No.  894363100                                       Page 5 of 22 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    The Sweet Water Trust

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Massachusetts

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        28,400

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     28,400

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     28,400

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    0.7%

     14        TYPE OF REPORTING PERSON*
                    OO

SCHEDULE 13D

CUSIP No.  894363100                                        Page 6 of 22 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    The Phaedrus Foundation

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        8,500

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     8,500

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     8,500

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    0.2%

     14        TYPE OF REPORTING PERSON*
                    OO

SCHEDULE 13D

CUSIP No.  894363100                                      Page 7 of 22 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Ronald Juvonen

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        231,900

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     231,900

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     231,900

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     5.6%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No.  894363100                                        Page 8 of 22 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Philip Timon

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF       OO       PF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            325

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        83,500

                9   SOLE DISPOSITIVE POWER
  REPORTING          325
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     83,500

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    83,825

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     2.0%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No.  894363100                                        Page 9 of 22 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Alfred Loomis, III

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF       OO       PF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            1,000

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        231,900

                9   SOLE DISPOSITIVE POWER
  REPORTING          1,000
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     231,900

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     232,900

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     5.6%

     14        TYPE OF REPORTING PERSON*
                    IN

13D                                                        Page 10 of 22 Pages

ITEM 1.  SECURITY AND ISSUER.

      This statement relates to the common stock, $.01 par value per share (the "Common Stock"), issued by Travis Boats & Motors, Inc., a Texas corporation (the "Company"), whose principal executive offices are located at 5000 Plaza on the Lake, Suite 250, Austin, Texas 78746.

ITEM 2.   IDENTITY AND BACKGROUND.

      (a) This statement is filed by (i) Downtown Associates, L.P., a New York limited partnership ("Downtown Associates"), with respect to shares of Common Stock beneficially owned by it; (ii) Downtown Associates III, L.P., a Delaware limited partnership ("Downtown III"), with respect to shares of Common Stock beneficially owned by it; (iii) Downtown Associates, L.L.C., a Delaware limited liability company ("Downtown LLC"), with respect to shares of Common Stock beneficially owned by Downtown III; (iv) The Sweet Water Trust, a Massachusetts charitable trust ("Sweet Water"), with respect to shares of Common Stock beneficially owned by it; (v) The Phaedrus Foundation, a Delaware non-profit, non-stock corporation ("Phaedrus"), with respect to shares of Common Stock beneficially owned by it; (vi) Ronald Juvonen, with respect to shares of Common Stock beneficially owned by Downtown Associates, Downtown III, Sweet Water and Phaedrus; (vii) Philip Timon, with respect to shares of Common Stock beneficially owned by him and by Downtown III and Phaedrus; and
(viii) Alfred Loomis, III, with respect to shares of Common Stock beneficially owned by him and members of his immediate family and by Downtown Associates, Downtown III, Sweet Water and Phaedrus. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
      The general partners of Downtown Associates are Messrs. Juvonen and Loomis. The general partner of Downtown III is Downtown LLC. Mr. Juvonen is the managing member, and Messrs. Timon and Loomis are members, of Downtown LLC.
      (b) The business address of all Reporting Persons, except for Sweet Water and Phaedrus, is 920 East Baltimore Pike, Kennett Square, Pennsylvania 19348. The business address of Sweet Water and Phaedrus is 36 West 44th Street, New York, New York 10036.
      (c) The principal business of Downtown Associates and Downtown III is that of a private investment firm engaging in the purchase and sale of securities for investment for its own account. The principal business Downtown LLC is that of acting as the general partner of Downtown III. The principal business of Sweet Water and Phaedrus is that of a charitable organization engaging in the purchase and sale of securities for its own account. The principal occupations of Mr. Juvonen are serving as general partner of Downtown Associates, managing member of Downtown LLC and investment adviser to Sweet Water and Phaedrus. The principal occupations of Mr. Timon are serving as member of Downtown LLC and investment adviser to Phaedrus. The principal occupations of Mr. Loomis are serving as general partner of Downtown Associates, member of Downtown LLC and investment adviser to Sweet Water and Phaedrus.

                                                          Page 11 of 22 Pages


      (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
      (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
      (f)   Messrs. Juvonen, Timon and Loomis are United States citizens.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The net investment cost (including commissions, if any) of the shares of Common Stock held by Downtown Associates, Downtown III, Sweet Water and Phaedrus is $1,562,557.50, $1,266,375.00, $381,915.00 and $114,054.00,
respectively. The net investment cost (excluding commissions) of the shares of Common Stock owned directly by Messrs. Timon and Loomis and/or members of their families are $3,737.50 and $17,000.00, respectively.
      The shares of Common Stock purchased by Downtown Associates, Downtown III, Sweet Water and Phaedrus were purchased with the investment capital of the respective entities. The shares of Common Stock purchased by Messrs. Juvonen, Timon and Loomis were purchased with their personal funds.
      The shares of Common Stock beneficially owned by Downtown Associates, Downtown III, Sweet Water and Phaedrus are held in margin accounts maintained at Bear, Stearns & Co. Inc., which accounts may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. The shares owned by Mr. Timon are held in an IRA account at Kennedy Cabot. The shares owned by Mr. Loomis are held in the Loomis Foundation at Brown Brothers Harriman & Company and/or are beneficially owned by members of his immediate family. Currently, the interest rate charged on such various margin accounts is approximately 7% per annum.

ITEM 4.   PURPOSE OF THE TRANSACTION.

      The Reporting Persons acquired the shares of Common Stock for investment purposes, and the Reporting Persons intend to evaluate the performance of such securities as an investment in the ordinary course of business. The Reporting Persons pursue an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).

                                                          Page 12 of 22 Pages

      Each Reporting Person will continuously assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Company's securities in particular, other developments and other investment opportunities. Depending on such assessments, one or more of the Reporting Persons may acquire additional shares of Common Stock or may determine to sell or otherwise dispose of all or some of its holdings of shares of Common Stock. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for such Common Stock, the financial condition, results of operations and prospects of the Company, alternate investment opportunities, and general economic, financial market and industry conditions.
      None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 4,136,506 shares outstanding, which is the total number of shares of Common Stock outstanding as of July 31, 1997, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the fiscal quarter ended June 30, 1997 (which is the most recent Form 10-Q on file).

      As of the close of business on September 19, 1997:

            (i) Downtown Associates owns beneficially 120,000 shares of Common Stock, constituting approximately 2.9% of the shares outstanding.
            (ii) Downtown III owns beneficially 75,000 shares of Common Stock, constituting approximately 1.8% of the shares outstanding.
            (iii) Downtown LLC owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), Downtown LLC may be deemed to own beneficially 75,000 shares (constituting approximately 1.8% of the shares outstanding) held by Downtown III.
            (iv)  Sweet Water owns beneficially 28,400 shares of Common
Stock, constituting approximately 0.7% of the shares outstanding.
            (v) Phaedrus owns beneficially 8,500 shares of Common Stock, constituting approximately 0.2% of the shares outstanding.
            (vi) Mr. Juvonen directly owns no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, he may be deemed to beneficially own the 120,000 shares beneficially owned by Downtown Associates, the 75,000 shares beneficially owned by Downtown III, the 28,400 shares beneficially owned by Sweet Water, and the 8,500 shares beneficially owned by Phaedrus. Such shares total 231,900 shares of Common Stock, constituting approximately 5.6% of the shares outstanding.

                                                         Page 13 of 22 Pages

            (vii) Mr. Timon owns beneficially 325 shares of Common Stock, constituting approximately .01% of the shares outstanding. By reason of the provisions of Rule 13d-3 of the Act, he may be deemed to beneficially own the 75,000 shares beneficially owned by Downtown III and the 8,500 shares beneficially owned by Phaedrus. Such shares total 83,500 shares of Common Stock, constituting approximately 2.0% of the shares outstanding.
            (viii) Mr. Loomis owns beneficially 1,000 shares of Common Stock, constituting approximately .02% of the shares outstanding. By reason of the provisions of Rule 13d-3 of the Act, he may be deemed to beneficially own the 120,000 shares beneficially owned by Downtown Associates, the 75,000 shares beneficially owned by Downtown III, the 28,400 shares beneficially owned by Sweet Water and the 8,500 shares beneficially owned by Phaedrus. Such shares total 231,900 shares of Common stock, constituting approximately 5.6% of the shares outstanding.
            (ix) In the aggregate, the Reporting Persons beneficially own a total of 233,225 shares of Common Stock, constituting approximately 5.6% of the shares outstanding.
      (b) Downtown Associates has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partners, Messrs. Juvonen and Loomis. Downtown III has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Downtown LLC. Such power may be exercised by Mr. Juvonen, as the managing member of Downtown LLC, and Messrs. Timon and Loomis, as members thereof. Sweet Water has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its investment advisers, Messrs. Juvonen and Loomis. Phaedrus has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its investment advisers, Messrs. Juvonen, Timon and Loomis. Mr. Timon and Mr. Loomis have the sole power to vote and dispose of the shares owned directly by each of them and/or by members of their immediate family.
            (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to September 9, 1997 until September 19, 1997 by Downtown Associates, Downtown III, Sweet Water, Phaedrus and Mr. Loomis are set forth in Schedules A, B, C, D and E, respectively. Such transactions were open market transactions (except as otherwise indicated).
            (d) No person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such

                                                         Page 14 of 22 Pages

persons and any other person with respect to any securities of the Company including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      The following exhibit is being filed with this Schedule:

Exhibit 1 A written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Act.

                                                         Page 15 of 22 Pages

                                    SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  September 19, 1997          /s/ Ronald Juvonen,
                                    RONALD JUVONEN, individually
                                    and as general partner of
                                    Downtown Associates, L.P., on
                                    behalf of DOWNTOWN ASSOCIATES, L.P.

                                    /s/ Ronald Juvonen,
                                    Ronald Juvonen, as managing member
                                    of Downtown Associates, L.L.C., on
                                    behalf of DOWNTOWN ASSOCIATES III, L.P.

                                    /s/ Ronald Juvonen,
                                    Ronald Juvonen, as managing member
                                    of Downtown Associates, L.L.C., on
                                    behalf of DOWNTOWN ASSOCIATES, L.L.C.

                                    /s/ Ronald Juvonen,
                                    Ronald Juvonen, as investment adviser
                                    to The Sweet Water Trust and
                                    The Phaedrus Foundation, on
                                    behalf of THE SWEET WATER TRUST and
                                    THE PHAEDRUS FOUNDATION

                                    /s/ Philip Timon,
                                    PHILIP TIMON, individually
                                    and as investment adviser to
                                    The Phaedrus Foundation, on
                                    behalf of THE PHAEDRUS FOUNDATION

                                    /s/ Alfred Loomis, III,
                                    ALFRED LOOMIS, III, individually
                                    and as general partner of Downtown
                                    Associates, L.P., on
                                    behalf of DOWNTOWN ASSOCIATES, L.P.

                                    /s/ Alfred Loomis, III,
                                    and as investment adviser to
                                    The Sweet Water Trust and
                                    The Phaedrus Foundation, on
                                    behalf of THE SWEET WATER TRUST and
                                    THE PHAEDRUS FOUNDATION

                                                          Page 16 of 22 Pages


                                  Schedule A

                             Downtown Associates, L.P.

                       Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       commissions, if any)
__________________________________________________________________________

07/14/97                 1,000                           $14.5300

                                                         Page 17 of 22 Pages

                                   Schedule B

                            Downtown Associates III, L.P.

                       Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       commissions, if any)
__________________________________________________________________________

09/09/97                 75,000                        $16.8850

                                                         Page 18 of 22 Pages

                                   Schedule C

                             The Sweet Water Trust

                       Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       commissions, if any)
__________________________________________________________________________

07/14/97                   3,000                       $14.5300
07/15/97                     900                       $14.2800

                                                         Page 19 of 22 Pages

                                   Schedule D

                            The Phaedrus Foundation

                       Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       commissions, if any)
__________________________________________________________________________

07/14/97                1,000                        $14.5300

                                                         Page 20 of 22 Pages

                                   Schedule E

                               Alfred Loomis, III

                       Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       commissions, if any)
__________________________________________________________________________

09/10/97                1,000                        $17.0000